PREDICTMEDIX INC.

NOTICE OF CHANGE OF AUDITOR

TO: Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Canadian Securities Exchange

PURSUANT TO Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), Predictmedix Inc. (the "Company") hereby provides notice that Harbourside CPA LLP ("Harbourside") has resigned as auditor of the Company effective August 31, 2022 on its own initiative.

The Company's Board of Directors (the "Board") is considering alternatives for a successor auditor to fill the vacancy in the position of auditor of the Company until the next annual general meeting of shareholders.

The Company confirms that:

1. the Company will appoint a replacement auditor to hold such position until the close of the next annual meeting of the shareholders of the Company;

2. on August 31, 2022 the Board, upon recommendation by the Audit committee of the Board, considered and approved the resignation of Harbourside as auditor of the Company;

3. the independent auditor's reports of Harbourside on the consolidated financial statements of the Company for the previous two years ended January 31, 2022 and January 31, 2021 did not express a modified opinion; and

4. in the opinion of the Company, there have been no "reportable events" (as defined in NI 51-102).

DATED this 13th day of September, 2022.

PREDICTMEDIX INC.

/s/ "Rahul Kushwah"

Per: _____________________

Dr. Rahul Kushwah, COO